MORGAN STANLEY DISTRIBUTION, INC.
(SEC I.D. No. 8-44766)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

File pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.

MORGAN STANLEY DISTRIBUTION, INC.
INDEX



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 (212) 492-4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2026

We have served as the Company's auditor since 1997.

MORGAN STANLEY DISTRIBUTION, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025
(In thousands of dollars, except share data)

Assets		
Cash	$	35,688
Distribution and shareholder servicing fees receivables		11,493
Deferred commission assets (net of accumulated amortization of $6,825)		186
Other assets		889
Total assets	$	48,256
Liabilities		
Payables:		
Brokers, dealers and clearing organizations	$	6,487
Affiliates		9,348
Other		154
Total liabilities		15,989
Stockholder's equity		
Common stock, no par value: Shares authorized: 1,000; Shares issued: 100; Shares outstanding: 100		—
Additional paid-in capital		14,045
Retained earnings		18,222
Total stockholder's equity		32,267
Total liabilities and stockholder's equity	$	48,256

1. Introduction and Basis of Presentation

The Company

MSDI (the "Company") is a wholly owned subsidiary of MSIM (the "Parent"), which is an indirect wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the SEC as a broker-dealer and is the principal underwriter and distributor of certain Morgan Stanley sponsored mutual funds and alternative products (collectively, the "Funds") managed by the Parent and the Parent's wholly owned subsidiaries. The Company is also approved by the SEC to act as a placement agent for certain Morgan Stanley private investment funds and is also a member of FINRA and SIPC. See the "Glossary of Common Terms and Acronyms" for the definition of certain terms and acronyms used throughout the notes to the statement of financial condition.

Basis of Financial Information

The statement of financial condition is prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions regarding compensation, the outcome of legal and tax matters, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in the Company's statement of financial condition through February 27, 2026, the date the statement of financial condition was issued and has not identified any recordable or disclosable events not otherwise reported in the statement of financial condition or the notes thereto.

2. Significant Accounting Policies

Fair Value of Financial Instruments

The Company has no financial instruments measured at fair value at December 31, 2025. The Company is required to disclose the fair value of certain financial instruments not measured at fair value on the statement of financial condition (see Note 5). A description of the Company's method for determining the fair value for this required disclosure follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments, block discounts and discounts for entity-specific and contractual restrictions that would not transfer to market participants are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, significant market inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Cash

Cash consists of funds deposited with financial institutions.

Deferred Commission Assets

In accordance with accounting guidance for investment advisers and broker-dealers, front-end selling/offering distribution costs paid by the Company to broker-dealers assisting with the sale of certain classes of shares of its fund products are capitalized if reimbursement of these costs is received through monthly 12b-1 fees and/or through early redemption of shares within the applicable CDSC period. These capitalized costs are reported as a DCA on the statement of financial condition.

Payables - Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations include amounts due to external brokers who distribute the shares of the Funds to investors.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Segment reporting

The Company represents a single operating and reportable segment based upon the nature of the financial products and services provided to counterparties and its management structure, which is consistent with the approach used by the Company's chief operating decision maker ("CODM") to assess the Company's financial performance and make key operating decisions as a whole including, but not limited to, the timing of dividend payments to the Parent. The Company's CODM is its Principal Financial Officer, who evaluates the Company's financial performance primarily based on the profit measure, Income before provision for income taxes ("PBT"), and "excess net capital" which is not a measure of profit or loss to make operational decisions while maintaining capital adequacy (see Note 9 for additional details), such as whether to reinvest profits or pay dividends.

Accounting Update Adopted in 2025

Improvements to Income Tax Disclosures

The Company adopted the *ASU 2023-09 Income Taxes - Improvements to Income Tax Disclosures* update effective January 1, 2025. This update enhances annual income tax disclosures primarily to further disaggregate disclosures related to the income tax rate reconciliation and income taxes paid. For the income tax rate reconciliation, this update requires (1) disclosure of specific categories of reconciling items (where applicable), and (2) providing additional information for reconciling items that meet a quantitative threshold. For income taxes paid (net of refunds), this update requires disclosure of amounts disaggregated by (1) federal, state, and foreign taxes; and (2) individual jurisdictions that meet a quantitative threshold. Additionally, the update requires disclosure of (1) income (or loss) before income taxes, disaggregated between domestic and foreign; and (2) income tax expense disaggregated by federal, state and foreign. There was no impact to the Company's financial condition, results of operations or cash flows upon adoption of this update. See Note 8 to the statement of financial condition for the new disclosures.

3. Related Party Transactions

A significant portion of the Company's revenues and expenses relate to fees earned and expenses allocated from the Parent and affiliates of the Company.

The Company has agreements with affiliates for various activities, including a Tax Sharing Agreement with the Ultimate Parent as described in Note 8 and other activities as described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates, and are payable on demand.

The Company is a party to a service agreement with the Parent, whereby certain services and other administrative functions are performed by the Parent on behalf of the Company in fulfilling its duties and obligations as principal underwriter and distributor of the Funds. These services are charged to the Company by the Parent.

The Company charges the Parent for operating expenses and support services it incurs to fulfill its duties, including serving as the principal underwriter and distributor of products managed by the Parent.

	At December 31, 2025
Liabilities and payables to affiliated companies	
Payables - Affiliates	$ 9,348

(In thousands of dollars)

4. Distribution and Shareholder Servicing Fees

The Company only nets distribution and shareholder servicing fee refunds payable up to the amount of distribution and shareholder servicing fees receivable from each applicable Fund. The Company had no distribution and shareholder servicing fee refunds payable to Funds as of December 31, 2025.

5. Financial Instruments Not Measured at Fair Value

	At December 31, 2025				
	Carrying value	Fair value			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash	$35,688	$35,688	$ —	$ —	$35,688
Distribution and shareholding servicing fees receivables	11,493	—	11,493	—	11,493
Financial liabilities					
Brokers, dealers and clearing organizations	$ 6,487	$ —	$ 6,487	$ —	$ 6,487
Payables to affiliates	9,348	—	9,348	—	9,348
Other payables	154	—	154	—	154

The previous table excludes all non-financial assets and liabilities.

6. Commitments and Contingencies

Legal

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. In some cases, the third-party entities that are, or would otherwise be, the primary defendants in such cases are bankrupt, in financial distress, or may not honor applicable indemnification obligations. These actions have included, but are not limited to, antitrust claims, claims under various false claims act statutes.

The Company may also be involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental or other regulatory agencies regarding the Company's business, and involving, among other matters, financial products or offerings sponsored, underwritten or sold by the Company, wealth and investment management services, and tax, accounting, and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, disgorgement, restitution, forfeiture, injunctions, limitations on our ability to conduct certain business, or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss or the range of loss, the Company accrues an estimated loss by a charge to income.

The Company’s legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government or regulatory agency investigations and private litigation affecting financial services firms, including the Company.

In many legal proceedings and investigations, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount of any loss. In addition, even where the Company has determined that a loss is probable or reasonably possible or an exposure to loss or range of loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, the Company may be unable to reasonably estimate the amount of the loss or range of loss. It is particularly difficult to determine if a loss is probable or reasonably possible, or to estimate the amount of loss, where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, forfeiture, disgorgement or penalties. Numerous issues may need to be resolved in an investigation or proceeding before a determination can be made that a loss or additional loss (or range of loss or range of additional loss) is probable or reasonably possible, or to estimate the amount of loss, including through potentially lengthy discovery or determination of important factual matters, determination of issues related to class certification, the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

The Company identifies any individual proceedings or investigations where the Company believes a material loss to be reasonably possible. In certain legal proceedings in which the Company has determined that a material loss is reasonably possible, the Company is unable to reasonably estimate the loss or range of loss. Notwithstanding the foregoing, the Company has not identified any proceedings or investigations this reporting period for which it believes a material loss is reasonably possible.

7. Risk Management

The Company is a limited purpose broker-dealer, serving as the principal underwriter and distributor of certain Morgan Stanley funds and as a placement agent for certain Morgan Stanley private investment funds. Due the nature of the Company’s business activities, it has minimal market, credit, liquidity, or operational exposures and is generally subject to the Firm’s enterprise risk management framework as described below.

Management believes effective risk management is vital to the success of the Firm’s business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal

(In thousands of dollars)

risks involved in the activities of its business and support functions.

The cornerstone of the Firm's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Firm's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Firm's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse.

The Company's deferred tax asset is included in Other assets within the statement of financial condition. The Company's deferred tax asset at December 31, 2025 is $40, which is primarily attributable to unrealized tax benefits from a state unitary filing position. The Company believes the recognized deferred tax assets of $40 at December 31, 2025 are more likely than not to be realized based on expectations as to future taxable income in the jurisdictions in which it operates

The Company is subject to the income tax laws of the U.S., its states and municipalities in which the Company has business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws and make estimates about certain items affecting taxable income when determining the provision for income taxes in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

Rollforward of Unrecognized Tax Benefits

	2025
Balance at beginning of period	$ 97
Increases based on tax positions related to the current period	10
Decreases based on tax positions related to prior periods	(12)
Decreases related to settlements with taxing authorities	(1)
Balance at end of period	$ 94
Net unrecognized tax benefits1	74

1Represents ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues, competent authority arrangements and foreign tax credit offsets. If recognized, these net benefits would favorably impact the effective tax rate in future periods.

Earliest Tax Year Subject to Examination in Major Jurisdictions

Jurisdiction	Tax Year
United States	2017
New York State and New York City	2010

The Company, through its inclusion in the return of the Ultimate Parent, is routinely under examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the annual statement of financial condition.

(In thousands of dollars)

9. Regulatory Capital and Other Requirements

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under SEA Rule 15c3-1, the Company is required to maintain minimum Net Capital, defined as equal to the greater of $25 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2025, the Company had Net Capital of $19,698, which was $18,632 in excess of its required minimum net capital of $1,066.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 regarding adopting amendments to SEA Rule 17a-5. The Company is the principal underwriter and distributor of certain Morgan Stanley sponsored mutual funds and alternative products. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined under SEA Rule 15c3-3. The Company met the conditions of footnote 74 throughout the year ended December 31, 2025 without exception.

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Glossary of Common Terms and Acronyms

CDSC	Contingent deferred sales charge	**MSIM**	Morgan Stanley Investment Management, Inc.
CODM	Chief operating decision maker	**MSSB**	Morgan Stanley Smith Barney, LLC
DCA	Deferred commission assets	**PAB**	Proprietary Accounts of Broker-Dealers
FASB	Financial Accounting Standards Board	**SEA**	Securities Exchange Act
FINRA	Financial Industry Regulatory Authority	**SEC**	U.S. Securities and Exchange Commission
Firm	Ultimate Parent and its consolidated subsidiaries	**SIPC**	Securities Investor Protection Corporation
IRS	Internal Revenue Service	**U.S.**	United States of America, which includes the District of Columbia, Puerto Rico, and the U.S. territories and possessions
MSDI	Morgan Stanley Distribution, Inc.	**U.S. GAAP**	Accounting principles generally accepted in the United States of America